Dreyfus BASIC California Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC California Municipal Money Market Fund, covering the six-month period from July 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while more sophisticated fixed-income assets classes tumbled. Money market instruments proved to be a relatively safe haven from heightened volatility in the stock and bond markets, which led to record levels of assets coming into the money-market industry.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of July 1, 2007, through December 31, 2007, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

Yield spreads for money market instruments widened during the reporting period, as the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to address an intensifying credit crisis and forestall a potential recession.

For the six-month period ended December 31, 2007, Dreyfus BASIC California Municipal Money Market Fund produced an annualized yield of 3.18% and, taking into account the effects of compounding, an annualized effective yield of 3.22%.[1]

The Fund's Investment Approach

The fund seeks to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from high-quality California exempt issuers that we believe are most likely to provide high tax-exempt current income. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in California's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher yielding securities. This is due to the fact that yields tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average weighted maturity to maintain current yields for as long as we deem practical. At other times, we try to maintain a neutral average weighted maturity.

The Fed Eased Monetary Policy Amid Economic and Credit Concerns

Although tax-exempt money market yields remained relatively stable in the months leading up to the start of the reporting period, market conditions changed dramatically over the summer of 2007, when credit concerns stemming from rising defaults in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Even longer-term municipal bonds, which have no direct exposure to sub-prime lending, were affected by selling pressure during a "flight to quality" in which investors flocked to the relative safe haven of U.S. Treasury securities.

As the credit crisis unfolded, the Fed attempted to promote greater market liquidity in August by reducing the discount rate, the interest rate it charges banks for overnight loans. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by 50 basis points in order to stimulate the slowing U.S. economy. Additional cuts in the federal funds rate followed in October and December, leaving the benchmark overnight rate at 4.25% by year-end.

The tax-exempt money markets also were influenced by supply-and-demand forces. Investor demand intensified during the flight to quality, and tax-exempt money market assets set new record highs. Rising demand was met with ample supply, as investment banks continued to create a substantial volume of very short-term variable rate demand notes and tender option bonds, which put upward pressure on yields at the short end of the tax-exempt money market's maturity range. As a result, at times during the reporting period, yields of floating-rate instruments were higher than those of longer-dated municipal notes.

Although California has felt the impact of weak housing markets, its fiscal condition generally has remained sound, supported by a diverse economy and efforts over the past few years to increase its budget reserves. However, challenges remain for California, as the housing downturn may reduce future tax revenues at a time when the state is struggling with high levels of long-term debt.

A Conservative Investment Posture Warranted in an Uncertain Market

We generally maintained a conservative investment posture amid heightened market turbulence, focusing whenever possible on municipal instruments issued directly by cities, states, school districts and other taxing authorities. We set the fund's weighted average maturity in a range that was longer than industry averages as we took advantage of higher yields among commercial paper and municipal notes. Whenever it was practical to do so, we "laddered" the fund's longer-dated holdings to protect the fund from unexpected interest-rate fluctuations. As always, our research staff maintained rigorous credit standards, which, in our judgment, became even more important in the recent credit crisis.

As of the reporting period's end, the Fed appears likely to implement one or more additional reductions in short-term interest rates. We believe that the fund's relatively long weighted average maturity positions it to capture incrementally higher yields should short-term interest rates decline further.

January 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC California Municipal Money Market Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,016.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.87

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Short-Term Investments–99.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California–86.7%				
ABAG Finance Authority for Non-Profit Corporations, Revenue (Grauer Foundation for Education Project) (LOC; Comerica Bank)	3.43	1/7/08	3,920,000 [a]	3,920,000
California, Economic Recovery Bonds	5.00	1/1/08	285,000	285,006
California, GO Notes	7.20	5/1/08	100,000	101,127
California, GO Notes (LOC; Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.34	1/7/08	5,000,000 [a]	5,000,000
California, GO Notes (Various Purpose)	6.25	4/1/08	750,000	754,622
California, GO Notes (Various Purpose) (Insured; FSA)	6.50	2/1/08	245,000	245,673
California, GO Notes, Refunding (Insured; FSA)	5.50	10/1/08	100,000	101,739
California, RAN	4.00	6/30/08	7,000,000	7,021,413
California Department of Transportation, Federal Highway Grant Anticipation Bonds (Insured; AMBAC)	5.00	2/1/08	425,000	425,631
California Educational Facilities Authority, Revenue, Refunding (Art Center College of Design) (LOC; Allied Irish Banks)	3.45	1/7/08	3,850,000 [a]	3,850,000
California Health Facilities Financing Authority, Insured Revenue (Southern California Presbyterian Homes) (Insured; MBIA and Liquidity Facility; Bank of America)	3.38	1/7/08	10,460,000 [a]	10,460,000
California Housing Finance Agency, Home Mortgage Revenue (Insured; FGIC)	3.70	8/1/08	400,000	400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Infrastructure and Economic Development Bank, IDR (Starter and Alternator Exchange, Inc. Project) (LOC; California State Teachers Retirement System)	3.49	1/7/08	1,100,000 a	1,100,000
California Infrastucture and Economic Development Bank, Industrial Revenue (Nature Kist Snacks Project) (LOC; Wells Fargo Bank)	3.47	1/7/08	1,500,000 a	1,500,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West)	3.50	1/7/08	900,000 a	900,000
California Pollution Control Financing Authority, RRR (Wadham Energy Project) (LOC; BNP Paribas)	3.35	1/7/08	2,500,000 a	2,500,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.50	1/7/08	6,000,000 a	6,000,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.52	1/7/08	2,000,000 a	2,000,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Inc.) (LOC; Comerica Bank)	3.52	1/7/08	3,065,000 a	3,065,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Inc.) (LOC; Comerica Bank)	3.52	1/7/08	1,420,000 a	1,420,000
California Pollution Control Financing Authority, SWDR (Northern Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.52	1/7/08	3,435,000 a	3,435,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	3.52	1/7/08	3,910,000 [a]	3,910,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	3.52	1/7/08	4,000,000 [a]	4,000,000
California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank)	3.52	1/7/08	1,700,000 [a]	1,700,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (Insured; AMBAC)	4.25	7/1/08	3,000,000	3,009,060
California Statewide Communities Development Authority, California Communities TRAN Program Note Participations (Certain Local Agencies) (Insured; FSA)	4.50	6/30/08	2,000,000	2,008,205
California Statewide Communities Development Authority, MFHR (Olen Jones Senior Apartments Project) (LOC; Citibank NA)	3.55	1/7/08	860,000 [a]	860,000
California Statewide Communities Development Authority, Revenue (House Ear Institute Project) (LOC; City National Bank)	3.51	1/7/08	5,900,000 [a]	5,900,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.41	1/7/08	3,600,000 [a]	3,600,000
Chabot-Las Positas Community College District, GO Notes, Refunding (Insured; AMBAC)	3.50	8/1/08	210,000	210,305

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA)	3.65	8/1/08	2,500,000	2,500,000
Fresno Unified School District, GO Notes, Refunding (Insured; MBIA)	5.85	2/1/08	100,000	100,168
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.64	1/7/08	5,000,000 a,b	5,000,000
Imperial Irrigation District, Electric and Water System Project Revenue, CP (LOC; Citibank NA)	3.45	2/7/08	10,000,000	10,000,000
Los Angeles County, GO Notes, TRAN	4.50	6/30/08	1,550,000	1,555,912
Los Angeles County School and Community College Districts, Pooled TRAN Participation Certificates (Los Angeles County Schools Pooled Financing Program)	4.50	6/30/08	1,915,000	1,922,939
Los Angeles Department of Airports, Revenue, Refunding (Ontario International Airport) (Insured; MBIA)	5.00	5/15/08	100,000	100,490
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.46	1/7/08	2,700,000 a,b	2,700,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (Insured; XLCA and Liquidity Facility; State Street Bank and Trust Co.)	3.70	1/1/08	1,000,000 a	1,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.68	1/1/08	3,500,000 [a]	3,500,000
Modesto Irrigation District Financing Authority, Domestic Water Project Revenue (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	3.49	1/7/08	3,950,000 [a,b]	3,950,000
Norco Redevelopment Agency, Tax Allocation Revenue, Refunding (Norco Redevelopment Project Area Number One) (Insured; MBIA)	3.80	3/1/08	175,000	175,000
Oxnard Financing Authority, Solid Waste Revenue, Refunding (Insured; AMBAC)	4.00	5/1/08	400,000	400,448
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.68	1/1/08	19,800,000 [a]	19,800,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5.00	1/7/08	6,205,000 [a,b]	6,205,000
Ravenswood City School District, GO Notes, TRAN	4.00	7/1/08	2,400,000	2,403,447
Riverside, Electric Revenue (Insured; FSA)	3.63	10/1/08	160,000	160,668
Sacramento Metropolitan Fire District, GO Notes, TRAN	4.25	6/30/08	3,000,000	3,007,868

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
San Bernardino Joint Powers Financing Authority, Tax Allocation Revenue, Refunding (Central City Merged Project) (Insured; AMBAC)	5.50	7/1/08	100,000	101,099
San Diego County, COP (Friends of Chabad Lubavitch) (LOC; Comerica Bank)	3.45	1/7/08	1,600,000 [a]	1,600,000
San Diego County and School District, TRAN (Note Program Note Participations)	4.50	6/30/08	2,620,000	2,631,000
San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Insured; FGIC)	5.00	5/1/08	100,000	100,420
San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Issue 15A) (Insured; FSA)	5.50	5/1/08	140,000	140,696
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.47	1/7/08	8,970,000 [a,b]	8,970,000
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA)	5.00	8/1/08	1,930,000	1,947,537
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; AMBAC)	4.75	8/1/08	200,000	201,902
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup)	3.51	1/7/08	645,000 [a,b]	645,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
West Covina Public Financing Authority, LR, Refunding (Public Facilities Project) (LOC; California State Teachers Retirement System)	3.43	1/7/08	2,650,000 [a]	2,650,000
U.S. Related—12.7%				
BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	3.48	1/7/08	3,600,000 [a,b]	3,600,000
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.50	1/7/08	6,000,000 [a,b]	6,000,000
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.50	7/1/08	135,000	136,173
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.75	7/1/08	240,000	242,341
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	7,000,000	7,033,613
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.00	7/1/08	190,000	191,176
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	5.50	7/1/08	500,000	507,500
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC)	5.50	7/1/08	1,500,000	1,515,588

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Municipal Finance Agency, GO Notes (Insured; FSA)	5.00	8/1/08	100,000	100,987
Puerto Rico Public Buildings Authority, Government Facilities Revenue (Insured; AMBAC)	6.25	7/1/08	120,000	121,819
Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale)	3.44	1/7/08	4,500,000 [a,b]	4,500,000
Total Investments (cost $187,101,572)			**99.4%**	**187,101,572**
Cash and Receivables (Net)			**.6%**	**1,119,223**
Net Assets			**100.0%**	**188,220,795**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $41,570,000 or 22.1% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	92.1
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	7.9
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	187,101,572	187,101,572
Cash		390,785
Interest receivable		1,228,231
		188,720,588
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		16,571
Dividend payable		483,222
		499,793
Net Assets ($)		**188,220,795**
Composition of Net Assets ($):		
Paid-in capital		188,174,656
Accumulated net realized gain (loss) on investments		46,139
Net Assets ($)		**188,220,795**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		188,174,656
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**2,851,936**
Expenses:	
Management fee–Note 2	354,837
Trustee fees–Note 2	6,894
Total Expenses	**361,731**
Less–Trustee fees reimbursed by the Manager–Note 2	(6,894)
Net Expenses	**354,837**
Investment Income–Net	**2,497,099**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**6,762**
Net Increase in Net Assets Resulting from Operations	**2,503,861**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2007 (Unaudited)	Year Ended June 30, 2007
Operations ($):		
Investment income−net	2,497,099	3,608,079
Net realized gain (loss) on investments	6,762	39,377
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,503,861**	**3,647,456**
Dividends to Shareholders from ($):		
Investment income−net	**(2,497,099)**	**(3,632,117)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	407,976,635	457,305,950
Dividends reinvested	720,473	1,585,060
Cost of shares redeemed	(328,475,773)	(422,980,781)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**80,221,335**	**35,910,229**
Total Increase (Decrease) in Net Assets	**80,228,097**	**35,925,568**
Net Assets ($):		
Beginning of Period	107,992,698	72,067,130
End of Period	**188,220,795**	**107,992,698**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2007 (Unaudited)	Year Ended June 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.032	.025	.014	.005	.008
Distributions:						
Dividends from investment income−net	(.016)	(.032)	(.025)	(.014)	(.005)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.19[a]	3.21	2.50	1.34	.53	.84
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[a]	.45	.45	.46	.45	.45
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.16[a]	3.16	2.49	1.37	.52	.83
Net Assets, end of period ($ x 1,000)	188,221	107,993	72,067	72,141	57,791	75,393

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC California Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, California income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The tax characters of distributions paid to shareholders during the fiscal year ended June 30, 2007, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chairman of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $16,571.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2007, the fund did not borrow under the line of credit.

For More Information

**Dreyfus BASIC
California Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DCLXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0307SA1207

Dreyfus BASIC Massachusetts Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2007




A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Massachusetts Municipal Money Market Fund, covering the six-month period from July 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while more sophisticated fixed-income assets classes tumbled. Money market instruments proved to be a relatively safe haven from heightened volatility in the stock and bond markets, which led to record levels of assets coming into the money-market industry.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of July 1, 2007, through December 31, 2007, as provided by J. Christopher Nicholl, Portfolio Manager

Fund and Market Performance Overview

Tax-exempt money market yields generally declined over the second half of 2007, when an economic slowdown and an intensifying credit crisis sparked a "flight to quality" among investors and convinced the Federal Reserve Board (the "Fed") to reduce short-term interest rates.

For the six-month period ended December 31, 2007, Dreyfus BASIC Massachusetts Municipal Money Market Fund produced an annualized yield of 3.11%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 3.16%.[1]

The Fund's Investment Approach

The fund seeks to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from Massachusetts issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in Massachusetts's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's weighted average maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral weighted average maturity.

The Fed Eased Monetary Policy Amid Economic and Credit Concerns

Investor sentiment already had begun to deteriorate when the reporting period began, as credit concerns stemming from rising defaults in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. As the credit crisis unfolded, the Fed intervened in August by injecting cash into the banking system and reducing the interest rate it charges banks for overnight loans. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by 50 basis points in order to stimulate the slowing U.S. economy. Additional cuts of 25 basis points in the federal funds rate followed in October and December, leaving the benchmark overnight rate at 4.25% by year-end.

The tax-exempt money markets also were influenced by supply-and-demand forces. Investor demand intensified during the flight to quality, and tax-exempt money market assets climbed to new record highs. Rising demand was met with ample supply, as investment banks continued to create a substantial volume of very short-term variable rate demand notes and tender option bonds, which put upward pressure on yields at the short end of the tax-exempt money market's maturity range. As a result, yields of floating-rate instruments were higher at times than those of longer-dated municipal notes.

Massachusetts's fiscal condition generally has remained sound despite the economic slowdown, as the state budget has been supported by a diverse economy, recently effective financial management practices and growing "rainy day" reserves. Consequently, Massachusetts has retained its double-A credit rating.

A Conservative Investment Posture Warranted in an Uncertain Market

In this challenging environment, we generally maintained a conservative investment posture. The fund held no structured investment vehicles (SIVs), asset-backed securities or other instruments with direct exposure to sub-prime mortgages at any time during the reporting period. We generally focused on floating-rate securities on which yields are reset either daily or weekly, which we complemented with tax-exempt commercial paper and municipal notes. However, as cash flowed into the fund from risk-averse investors and supply-and-demand factors caused yields of short-term instruments to rise, we steadily increased holdings of variable-rate demand notes and reduced exposure to commercial paper and municipal notes. This strategy caused the fund's weighted average maturity to decline from a range that was in line with industry averages at the start of the reporting period to one that was substantially shorter than average by year-end.

As 2008 begins, recession concerns have intensified, and many analysts expect the Fed to implement additional reductions in short-term interest rates. Accordingly, we intend to increase the fund's weighted average maturity back toward a range that is in line with industry averages, which should help us capture current yields for a longer time if short-term interest rates fall further. In our judgment, these are prudent strategies under today's more volatile market conditions.

January 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Massachusetts Municipal Money Market Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,015.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.87

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007 (Unaudited)

Short-Term Investments−98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
ABN AMRO Munitops Certificates Trust (Massachusetts Water Resources Authority) (Insured; FSA and Liquidity Facility; ABN-AMRO)	3.47	1/7/08	5,845,000 [a,b]	5,845,000
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.37	1/7/08	4,240,000 [a]	4,240,000
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.37	1/7/08	6,000,000 [a]	6,000,000
Canton Housing Authority, MFHR, Refunding (Canton Arboretum Apartments) (Insured; FNMA)	3.48	1/7/08	6,665,000 [a]	6,665,000
Eclipse Funding Trust (Massachusetts Water Resources Authority) (Insured; MBIA and Liquidity Facility; U.S. Bank)	3.46	1/7/08	6,000,000 [a,b]	6,000,000
Falmouth, GO Notes, BAN	4.00	10/10/08	1,000,000	1,004,486
Grafton, GO Notes, BAN	4.00	10/30/08	2,100,000	2,111,113
Littleton, GO Notes, BAN	4.10	1/24/08	2,500,000	2,500,851
Massachusetts (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.52	1/7/08	3,995,000 [a,b]	3,995,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.75	1/1/08	3,000,000 [a]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.75	1/1/08	750,000 [a]	750,000
Massachusetts, GO Notes, Refunding (Liquidity Facility; Citibank NA)	3.46	1/7/08	4,000,000 [a]	4,000,000
Massachusetts Bay Transportation Authority (General Transportation System)	3.37	1/7/08	3,500,000 [a]	3,500,000
Massachusetts Development Finance Agency, First Mortgage Revenue (Brookhaven at Lexington Project) (LOC; Bank of America)	3.45	1/7/08	3,325,000 [a]	3,325,000
Massachusetts Development Finance Agency, Higher Education Revenue, Refunding (Smith College Issue)	3.35	1/7/08	5,000,000 [a]	5,000,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	3.45	1/7/08	4,400,000 [a]	4,400,000
Massachusetts Development Finance Agency, Revenue (Boston Children's Museum Issue) (LOC; Royal Bank of Scotland)	3.45	1/7/08	3,135,000 [a]	3,135,000
Massachusetts Development Finance Agency, Revenue (Brandon Residential Treatment Center, Inc. Project) (LOC; SunTrust Bank)	3.43	1/7/08	1,700,000 [a]	1,700,000
Massachusetts Development Finance Agency, Revenue (Checon Corporation Issue) (LOC; Bank of America)	3.52	1/7/08	3,250,000 [a]	3,250,000
Massachusetts Development Finance Agency, Revenue (Elderhostel, Inc. Issue) (LOC; Royal Bank of Scotland PLC)	3.45	1/7/08	3,045,000 [a]	3,045,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Development Finance Agency, Revenue (Exploration School, Inc. Issue) (LOC; TD Banknorth, N.A.)	3.44	1/7/08	2,750,000 a	2,750,000
Massachusetts Development Finance Agency, Revenue (Harvard University Issue)	3.60	1/1/08	3,200,000 a	3,200,000
Massachusetts Development Finance Agency, Revenue (Hillside School Issue) (LOC; JPMorgan Chase Bank)	3.43	1/7/08	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Lasell College Issue) (LOC; Citizens Bank of Massachusetts)	3.44	1/7/08	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	3.42	1/7/08	1,330,000 a	1,330,000
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.45	1/7/08	4,545,000 a	4,545,000
Massachusetts Development Finance Agency, Revenue (Worcester Academy Issue) (LOC; Allied Irish Banks)	3.47	1/7/08	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Youth Opportunities Upheld, Inc. Issue) (LOC; TD Banknorth, N.A.)	3.44	1/7/08	1,500,000 a	1,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Amherst College Issue)	3.60	1/10/08	2,925,000	2,925,000
Massachusetts Health and Educational Facilities Authority, Revenue (Bentley College Issue) (LOC; JPMorgan Chase Bank)	3.40	1/7/08	4,500,000 a	4,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.66	1/1/08	2,100,000 a	2,100,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.67	1/1/08	2,500,000 a	2,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Bank of America)	3.65	1/1/08	6,700,000 a	6,700,000
Massachusetts Health and Educational Facilities Authority, Revenue (Children's Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.70	1/1/08	300,000 a	300,000
Massachusetts Health and Educational Facilities Authority, Revenue (Great Brook Valley Health Center) (LOC; TD Banknorth, N.A.)	3.43	1/7/08	1,600,000 a	1,600,000
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	3.32	1/7/08	2,500,000 a	2,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System–Capital Asset Program Issue) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.40	1/7/08	2,500,000 a	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	3.65	1/1/08	1,500,000 [a]	1,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (LOC; Citibank NA)	3.42	1/7/08	6,000,000 [a]	6,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.48	1/7/08	4,470,000 [a,b]	4,470,000
Massachusetts Health and Educational Facilities Authority, Revenue (University of Massachusetts Issue) (LOC; Dexia Credit Locale)	3.40	1/7/08	2,400,000 [a]	2,400,000
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	3.35	1/7/08	4,475,000 [a]	4,475,000
Massachusetts Health and Educational Facilities Authority, Revenue (Williams College Issue)	3.35	1/7/08	300,000 [a]	300,000
Massachusetts Housing Finance Agency, Housing Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.37	1/7/08	3,000,000 [a]	3,000,000
Massachusetts Industrial Finance Agency, IDR, Refunding (Nova Realty Trust) (LOC; Bank of America)	3.50	1/7/08	3,000,000 [a]	3,000,000
Massachusetts School Building Authority, CP (LOC; Bank of Nova Scotia)	3.55	3/12/08	2,000,000	2,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.45	1/7/08	3,700,000 [a]	3,700,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.45	1/7/08	2,600,000 [a]	2,600,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Baden-Wurttemberg)	3.50	1/1/08	2,700,000 [a]	2,700,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.73	1/1/08	3,295,000 [a]	3,295,000
Swampscott, GO Notes, BAN	4.00	10/17/08	3,986,000	4,004,318
University of Massachusetts Building Authority, Project and Refunding Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.46	1/7/08	4,160,000 [a]	4,160,000
Total Investments (cost $171,020,768)			**98.7%**	**171,020,768**
Cash and Receivables (Net)			**1.3%**	**2,288,387**
Net Assets			**100.0%**	**173,309,155**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $20,310,000 or 11.7% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	94.0
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	2.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	3.8
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	171,020,768	171,020,768
Cash		1,825,997
Interest receivable		917,111
		173,763,876
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		48,205
Dividend payable		406,485
Payable for shares of Beneficial Interest redeemed		31
		454,721
Net Assets ($)		**173,309,155**
Composition of Net Assets ($):		
Paid-in capital		173,308,105
Accumulated net realized gain (loss) on investments		1,050
Net Assets ($)		**173,309,155**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		173,319,190
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**2,842,274**
Expenses:	
Management fee–Note 2	358,783
Trustee fees–Note 2	6,351
Total Expenses	**365,134**
Less–Trustee fees reimbursed by the Manager–Note 2	(6,351)
Net Expenses	**358,783**
Investment Income–Net, representing net increase in net assets resulting from operations	**2,483,491**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2007 (Unaudited)	Year Ended June 30, 2007
Operations ($):		
Investment income−net	2,483,491	4,302,893
Net realized gain (loss) on investments	–	1,050
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,483,491**	**4,303,943**
Dividends to Shareholders from ($):		
Investment income−net	**(2,483,491)**	**(4,302,893)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	228,994,750	351,391,108
Dividends reinvested	374,783	752,420
Cost of shares redeemed	(218,121,937)	(320,369,276)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**11,247,596**	**31,774,252**
Total Increase (Decrease) in Net Assets	**11,247,596**	**31,775,302**
Net Assets ($):		
Beginning of Period	162,061,559	130,286,257
End of Period	**173,309,155**	**162,061,559**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2007 (Unaudited)	Year Ended June 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.032	.024	.013	.005	.009
Distributions:						
Dividends from investment income−net	(.016)	(.032)	(.024)	(.013)	(.005)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.13[a]	3.21	2.48	1.34	.53	.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[a]	.46	.46	.45	.45	.45
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.11[a]	3.17	2.46	1.33	.53	.87
Net Assets, end of period ($ x 1,000)	173,309	162,062	130,286	131,162	141,930	162,730

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Massachusetts Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the commonwealth and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gains.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The tax characters of distributions paid to shareholders during the fiscal year ended June 30, 2007, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee And Other Transactions With Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chairman of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $48,205.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2007, the fund did not borrow under the line of credit.

NOTES

For More Information

**Dreyfus BASIC
Massachusetts Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DMRXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0715SA1207

Dreyfus BASIC
New York Municipal
Money Market Fund

SEMIANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC New York Municipal Money Market Fund, covering the six-month period from July 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while more sophisticated fixed-income assets classes tumbled. Money market instruments proved to be a relatively safe haven from heightened volatility in the stock and bond markets, which led to record levels of assets coming into the money-market industry.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of July 1, 2007, through December 31, 2007, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

Yield spreads for money market instruments widened during the reporting period, as the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to address an intensifying credit crisis and forestall a potential recession.

For the six-month period ended December 31, 2007, Dreyfus BASIC New York Municipal Money Market Fund produced an annualized yield of 3.20% and, taking into account the effects of compounding, an annualized effective yield of 3.24%.[1]

The Fund's Investment Approach

The fund seeks to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from high-quality New York-exempt issuers that we believe are most likely to provide high tax-exempt current income. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in New York's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's weighted average maturity to maintain current yields for as long as we deem practical. At other times, we try to maintain a neutral weighted average maturity.

The Fed Eased Monetary Policy Amid Economic and Credit Concerns

Although tax-exempt money market yields remained relatively stable in the months leading up to the start of the reporting period, market conditions changed dramatically over the summer of 2007, when credit concerns stemming from rising defaults in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Even longer-term municipal bonds, which have no direct exposure to sub-prime lending, were affected by selling pressure during a "flight to quality" in which investors flocked to the relative safe haven of U.S. Treasury securities.

As the credit crisis unfolded, the Fed attempted to promote greater market liquidity in August by reducing the discount rate, the interest rate it charges banks for overnight loans. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by 50 basis points in order to stimulate the slowing U.S. economy. Additional cuts in the federal funds rate followed in October and December, leaving the benchmark overnight rate at 4.25% by year-end.

The tax-exempt money markets also were influenced by supply-and-demand forces. Investor demand intensified during the flight to quality, and tax-exempt money market assets set new record highs. Rising demand was met with ample supply, as investment banks continued to create a substantial volume of very short-term variable rate demand notes and tender option bonds, which put upward pressure on yields at the short end of the tax-exempt money market's maturity range. As a result, at times during the reporting period, yields of floating-rate instruments were higher than those of longer-dated municipal notes.

New York's fiscal condition generally has remained sound, supported by a diverse economy and recent efforts to adopt budgetary and spending controls. However, challenges remain for New York, as recent losses among major Wall Street banks and brokerage firms may constrain tax revenues at a time when the state is contending with future budget deficits and a rising debt load.

A Conservative Investment Posture Warranted in an Uncertain Market

We generally maintained a conservative investment posture, focusing whenever possible on municipal instruments issued directly by New York city, New York state, New York school districts and other entities in New York with high credit ratings and ample revenue streams. In anticipation of lower short-term interest rates, we set the fund's weighted average maturity in a range that was slightly longer than industry averages. Whenever it was practical to do so, we "laddered" the fund's holdings to protect it from unexpected interest-rate fluctuations. As always, our research staff maintained rigorous credit standards, which, in our judgment, became even more important in the recent credit crisis.

As of the reporting period's end, the Fed appears likely to implement one or more additional reductions in short-term interest rates. We believe that the fund's relatively long weighted average maturity positions it to capture incrementally higher yields should short-term interest rates decline further.

January 15, 2008

> *An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*
>
> [1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New York Municipal Money Market Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,016.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.87

† *Expenses are equal to the fund's annualized expense ratio of .45%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007 (Unaudited)

Short-Term Investments−101.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York−100.0%				
Albany Housing Authority, Revenue (Nutgrove Garden Apartments Project) (LOC; Citizens Bank of Massachusetts)	3.43	1/7/08	1,495,000 a	1,495,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth, N.A.)	3.41	1/7/08	3,700,000 a	3,700,000
Albany Industrial Development Agency, Civic Facility Revenue (CHF Holland Suites, L.L.C. Project) (LOC; TD Banknorth, N.A.)	3.45	1/7/08	6,390,000 a	6,390,000
Albany Industrial Development Agency, Civic Facility Revenue (Corning Preserve/Hudson Riverfront Development Project) (LOC; Key Bank)	3.41	1/7/08	1,355,000 a	1,355,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.41	1/7/08	4,130,000 a	4,130,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons South Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.20	1/7/08	2,930,000 a,b	2,930,000
Alexandria Bay, GO Notes, BAN	4.25	9/18/08	2,000,000	2,006,181
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,346,000	1,347,624

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Auburn Industrial Development Authority, IDR (Fat Tire LLC Project) (LOC; Citizens Bank of Pennsylvania)	3.55	1/7/08	1,295,000 [a]	1,295,000
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,000,000	2,001,862
Board of Cooperative Educational Services for the Sole Supervisory District in the Counties of Cattaraugus, Allegany, Erie and Wyoming, RAN	4.00	12/30/08	3,000,000 [b]	3,024,030
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,100,000	3,103,435
Colonie, GO Notes, BAN	4.00	4/4/08	1,500,000	1,500,933
Colonie, GO Notes, BAN	4.00	4/4/08	1,100,000	1,101,395
Colonie, GO Notes, BAN	4.25	4/4/08	7,000,000	7,007,779
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.41	1/7/08	2,000,000 [a]	2,000,000
Erie County Industrial Development Agency, IDR (Luminescent System Inc. Project) (LOC; HSBC Bank USA)	3.25	1/7/08	3,645,000 [a]	3,645,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,002,221
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,400,000	2,405,219
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.49	1/7/08	21,800,000 [a,c]	21,800,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.68	1/7/08	10,000,000 a,c	10,000,000
Lancaster Industrial Development Agency, IDR (Jiffy-Tite Company, Inc. Project) (LOC; Key Bank)	3.55	1/7/08	1,160,000 a	1,160,000
Long Island Power Authority, Electric System Subordinated Revenue (LOC; Bayerische Landesbank)	3.45	1/1/08	4,050,000 a	4,050,000
Long Island Power Authority, Electric System Subordinated Revenue (LOC; Westdeutsche Landesbank)	3.57	1/1/08	4,900,000 a	4,900,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.50	1/7/08	6,780,000 a,c	6,780,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; XLCA and LOC; DEPFA Bank PLC)	3.52	1/7/08	2,430,000 a	2,430,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	2.99	1/9/08	5,000,000	5,000,000
Metropolitan Transportation Authority, Transportation Revenue, Refunding (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.65	1/7/08	2,500,000 a,c	2,500,000
Monroe County, GO Notes, RAN	4.00	4/15/08	8,000,000	8,009,054
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.47	1/7/08	2,500,000 a	2,500,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.47	1/7/08	5,250,000 a	5,250,000
Monroe County Industrial Development Agency, IDR (2883 Associates LP) (LOC; HSBC Bank USA)	3.25	1/7/08	895,000 a	895,000
Monroe County Industrial Development Agency, IDR (Axelrod Realty Partnership Facility) (LOC; JPMorgan Chase Bank)	4.00	6/1/08	260,000	260,000
Monroe County Industrial Development Agency, IDR (Mercury Print Productions, Inc. Facility) (LOC; M&T Bank)	3.55	1/7/08	225,000 a	225,000
Nassau County Industrial Development Agency, Revenue (Rockville Centre Housing Project) (LOC; M&T Bank)	3.52	1/7/08	8,000,000 a	8,000,000
New York City (LOC; Westdeutsche Landesbank)	3.60	1/1/08	1,875,000 a	1,875,000
New York City (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.47	1/7/08	17,000,000 a,c	17,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	3.45	1/7/08	4,555,000 a	4,555,000
New York City Industrial Development Agency, Civic Facility Revenue (Hewitt School Project) (LOC; Allied Irish Banks)	3.45	1/7/08	1,570,000 a	1,570,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	3.47	1/7/08	2,500,000 a	2,500,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Banks)	3.45	1/7/08	3,935,000 a	3,935,000
New York City Industrial Development Agency, Civic Facility Revenue (The Allen-Stevenson School Project) (LOC; Allied Irish Banks)	3.45	1/7/08	3,005,000 a	3,005,000
New York City Industrial Development Agency, Civic Facility Revenue, Refunding (Federation of Protestant Welfare Agencies Inc. Project) (LOC; Allied Irish Banks)	3.45	1/7/08	2,880,000 a	2,880,000
New York City Industrial Development Agency, IDR (Novelty Crystal Corporation Project) (LOC; Commerce Bank N.A.)	3.55	1/7/08	3,560,000 a	3,560,000
New York City Industrial Development Agency, IDR (Super-Tek Products, Inc. Project) (LOC; Citibank NA)	3.26	1/7/08	5,155,000 a	5,155,000
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project) (LOC; Citibank NA and Liquidity Facility; Citibank NA)	3.49	1/7/08	700,000 a,c	700,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC and Liquidity Facility; Morgan Stanley and Company)	3.65	1/7/08	4,836,500 a,c	4,836,500
New York City Industrial Development Agency, Special Facility Revenue (Air Express International Corporation Project) (LOC; Citibank NA)	3.50	1/7/08	5,000,000 a	5,000,000
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.35	2/15/08	3,600,000	3,600,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Dexia Credit Locale)	3.60	1/1/08	5,100,000 a	5,100,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Fortis Bank)	3.53	1/1/08	3,900,000 a	3,900,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.70	1/1/08	1,000,000 a	1,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.73	1/1/08	3,000,000 a	3,000,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.87	1/7/08	18,080,000 a,c	18,080,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State, GO Notes	4.00	3/1/08	465,000	465,539
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	3.73	1/1/08	4,155,000 a	4,155,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.44	1/7/08	9,600,000 a	9,600,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.44	1/7/08	2,300,000 a	2,300,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.50	1/7/08	9,400,000 a	9,400,000
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	3.51	1/7/08	5,000,000 a,c	5,000,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.41	1/7/08	10,605,000 a	10,605,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,200,000	1,201,338
Olean, GO Notes RAN	4.00	8/14/08	1,800,000	1,802,135
Orangetown, GO Notes, BAN	4.00	10/3/08	1,100,000	1,104,566
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.42	1/7/08	1,365,000 a	1,365,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Patchogue-Medford Union Free School District, GO Notes, TAN	4.25	6/27/08	1,950,000	1,952,733
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	3,900,000	3,910,029
Port Authority of New York and New Jersey (Consolidated Bonds, 141st Series) (Insured; CIFG and Liquidity Facility; Wells Fargo Bank)	3.57	1/7/08	2,345,000 [a,c]	2,345,000
Port Authority of New York and New Jersey (Consolidated Bonds, 148th Series) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.48	1/7/08	6,875,000 [a,c]	6,875,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.21	3/4/08	2,000,000	2,000,000
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	3.47	1/7/08	8,025,000 [a]	8,025,000
Rensselaer Industrial Development Agency, Senior Housing Revenue (Brunswick Senior Housing Project) (LOC; FHLB)	3.62	1/1/08	1,100,000 [a]	1,100,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank N.A.)	3.47	1/7/08	6,340,000 [a]	6,340,000
Rockland County Industrial Development Agency, IDR (Intercos America, Inc. Project) (LOC; HSBC Bank USA)	3.25	1/7/08	3,800,000 [a]	3,800,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.41	1/7/08	9,605,000 [a]	9,605,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,300,000	1,308,189
Scio Central School District, GO Notes, BAN	4.00	6/30/08	1,500,000	1,505,682
South Country Central School District at Brookhaven, GO Notes, BAN	4.25	1/18/08	1,000,000	1,000,202
Syracuse, Public Improvement GO Notes (Insured; FGIC)	5.25	1/1/08	500,000	500,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Cortland College) (LOC; HSBC Bank USA)	3.47	1/7/08	4,150,000 [a]	4,150,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.87	1/7/08	4,565,000 [a,c]	4,565,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,000,000	2,001,922
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.44	1/7/08	2,900,000 [a]	2,900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank N.A.)	3.45	1/7/08	6,900,000 [a]	6,900,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.87	1/7/08	8,330,000 a,c	8,330,000
U.S. Related—1.8%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.50	1/7/08	2,000,000 a,c	2,000,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.47	1/7/08	4,400,000 a	4,400,000
Total Investments (cost $358,963,568)			**101.8%**	**358,963,568**
Liabilities, Less Cash and Receivables			**(1.8%)**	**(6,319,040)**
Net Assets			**100.0%**	**352,644,528**

a *Securities payable on demand. Variable interest rate—subject to periodic change.*
b *Purchased on a delayed delivery basis.*
c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $110,811,500 or 31.4% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	84.3
AAA,AA,A d		Aaa,Aa,A d		AAA,AA,A d	1.4
Not Rated e		Not Rated e		Not Rated e	14.3
					100.0

† *Based on total investments.*
d *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	358,963,568	358,963,568
Cash		1,095,414
Interest receivable		2,198,797
		362,257,779
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		99,073
Payable for investment securities purchased		8,384,030
Dividends payable		875,670
Payable for shares of Beneficial Interest redeemed		254,478
		9,613,251
Net Assets ($)		**352,644,528**
Composition of Net Assets ($):		
Paid-in capital		352,637,660
Accumulated net realized gain (loss) on investments		6,868
Net Assets ($)		**352,644,528**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		352,637,670
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**6,157,227**
Expenses:	
Management fee–Note 2	757,341
Trustee fees–Note 2	12,902
Total Expenses	**770,243**
Less–Trustee fees reimbursed by the Manager–Note 2	(12,902)
Net Expenses	**757,341**
Investment Income–Net	**5,399,886**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**2,367**
Net Increase in Net Assets Resulting from Operations	**5,402,253**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2007 (Unaudited)	Year Ended June 30, 2007
Operations ($):		
Investment income—net	5,399,886	9,910,503
Net realized gain (loss) on investments	2,367	4,501
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,402,253**	**9,915,004**
Dividends to Shareholders from ($):		
Investment income—net	**(5,399,886)**	**(9,910,503)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	164,309,419	294,839,753
Dividends reinvested	4,598,590	8,588,102
Cost of shares redeemed	(138,158,777)	(268,532,909)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**30,749,232**	**34,894,946**
Total Increase (Decrease) in Net Assets	**30,751,599**	**34,899,447**
Net Assets ($):		
Beginning of Period	321,892,929	286,993,482
End of Period	**352,644,528**	**321,892,929**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended December 31, 2007 (Unaudited) | Year Ended June 30, | | | | |
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.016	.032	.025	.013	.005	.009
Distributions:						
Dividends from investment income–net	(.016)	(.032)	(.025)	(.013)	(.005)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.21[a]	3.25	2.52	1.34	.52	.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[a]	.45	.45	.45	.45	.45
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.20[a]	3.21	2.49	1.33	.52	.86
Net Assets, end of period ($ x 1,000)	352,645	321,893	286,993	308,322	302,652	340,089

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New York Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

The tax characters of distributions paid to shareholders during the fiscal year ended June 30, 2007, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the

$2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $99,073.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2007, the fund did not borrow under the line of credit.

NOTES

For More Information

Dreyfus BASIC
New York Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DNIXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0316SA1207